Exhibit 99.1

Media Release

IMV Strengthens Its Financial Position With the $US10 Million Drawdown From Its Existing Long-Term Debt Facility

IMV achieves predetermined milestone to access the remaining $US10 Million under its Debt Facility with Horizon

Phase 2b AVALON trial in platinum-resistant ovarian cancer open for enrollment

DARTMOUTH, Nova Scotia, & CAMBRIDGE, Mass. – June 22, 2022 -- IMV Inc. (NASDAQ: IMV; TSX: IMV), a clinical-stage company developing a portfolio of immune-educating therapies based on its novel DPX® platform to treat solid and hematologic cancers, today announced the drawdown of the remaining US$10 million available under its existing US$25 million debt facility led by Horizon Technology Finance Corporation (Nasdaq: HRZN) ("Horizon"). This drawdown has been made available as the Company achieved a predetermined milestone following site activation in its Phase 2b AVALON trial in platinum-resistant ovarian cancer.

“The execution of our clinical team to launch the AVALON trial has permitted us to access this capital in a timely manner,” said Andrew Hall, Chief Executive Officer of IMV. “Our balance sheet has been strengthened by this debt facility. It provides operating cash into the second quarter of 2023, as per our current business plan, to continue to advance the development of our lead compound in Diffuse Large B-Cell Lymphoma (DLBCL) and ovarian cancer, while building incremental value through our DPX technology platform.”

“Horizon is pleased to continue supporting IMV as the company makes important progress with the AVALON trial,” said Gerald A. Michaud, President of Horizon. “We believe in IMV’s mission of building a new class of effective cancer immunotherapies that preserve patients’ quality of life.”

US$15 million of the US$25 million facility was already drawn down in December 2021, of which CAD$4.5 million was used to pay off IMV’s existing term loan with the government of Nova Scotia. The remaining proceeds from this facility are being used to support the ongoing clinical development of key investigational product candidates within IMV’s pipeline and for general working capital purposes.

In connection with this financing, IMV has agreed to issue warrants (the “Loan Warrants”) to purchase up to 568,180 common shares of the Company (the “Shares”) at an exercise price of US$1.32 per Share until December 17, 2031. 454,544 Loan Warrants were issued on December 17, 2021, and the balance of 113,636 Loan Warrants have been issued in connection with the drawdown of the additional US$10 million available under this facility. The Loan Warrants and the Shares issuable upon exercise thereof will be subject to a statutory hold period of four months following the issuance of the Loan Warrants in accordance with applicable securities laws. For the purpose of Toronto Stock Exchange (“TSX”) approval, the Company is relying on the exemption set forth in Section 602.1 of the TSX Company Manual, which provides that the TSX will not apply its standards to certain transactions involving eligible interlisted issuers on a recognized exchange, such as NASDAQ, provided that the transaction is being completed in compliance with the requirements of such other recognized exchange.

The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and may not be offered or sold to, or for the account or benefit of, persons in the United States or U.S. persons (as such term is defined in Regulation S under the U.S. Securities Act) absent registration under the U.S. Securities Act and all applicable state securities laws, or compliance with an exemption from such registration requirements. This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About IMV

IMV Inc. is a clinical-stage immuno-oncology company advancing a portfolio of therapies based on the Company’s immune-educating platform: the DPX® technology. Through a differentiated mechanism of action, the DPX platform delivers instruction to the immune system to generate a specific, robust, and persistent immune response. IMV’s lead candidate, maveropepimut-S (MVP-S), delivers antigenic peptides from survivin, a well-recognized cancer antigen commonly overexpressed in advanced cancers. MVP-S also delivers an innate immunity activator and a universal CD4 T cell helper peptide. These elements foster maturation of antigen presenting cells as well as robust activation of CD8 T cell effector and memory function. MVP-S treatment has been well tolerated and has demonstrated defined clinical benefit in multiple cancer indications as well as the activation of a targeted and sustained, survivin-specific anti-tumor immune response. MVP-S is currently being evaluated in clinical trials for hematologic and solid cancers, including Diffuse Large B Cell Lymphoma (DLBCL) as well as ovarian, bladder and breast cancers. IMV is also developing a second immunotherapy leveraging the DPX immune delivery platform, DPX-SurMAGE. This dual-targeted immunotherapy combines antigenic peptides for both the survivin and MAGE-A9 cancer proteins to elicit immune responses to these two distinct cancer antigens simultaneously. A Phase 1 clinical trial in bladder cancer was initiated in early 2022. For more information, visit www.imv-inc.com and connect with us on Twitter and LinkedIn.

About Horizon Technology Finance

Horizon Technology Finance Corporation (NASDAQ: HRZN) is a leading specialty finance company that provides capital in the form of secured loans to venture capital backed companies in the technology, life science, healthcare information and services, and sustainability industries. The investment objective of Horizon is to maximize its investment portfolio’s return by generating current income from the debt investments it makes and capital appreciation from the warrants it receives when making such debt investments. Headquartered in Farmington, Connecticut, Horizon also has regional offices in Pleasanton, California and Reston, Virginia. To learn more, please visit horizontechfinance.com.

IMV Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements use such word as “will”, “may”, “potential”, “believe”, “expect”, “continue”, “anticipate” and other similar terminology. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements regarding the potential impact of the Company’s current cash operating position and the Company’s ability to advance its development strategy, as well as the prospects, for its lead immunotherapy and its other pipeline of immunotherapy candidates. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Company, including access to capital, the successful design and completion of clinical trials and the timely receipt of all regulatory approvals to commence, and then continue, clinical studies and trials and the receipt of all regulatory approvals to commercialize its products. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties, and those risks and uncertainties include, but are not limited to, those related to the Company’s business plan and expected timeline associated with its cash runway; the Company’s priorities with MVP-S and its DPX delivery platform, the potential for its delivery platform and the anticipated timing of enrollment and results for its clinical trial programs and studies as others risks detailed from time to time in our ongoing quarterly filings and annual information form. Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

Investor Relations

Irina Koffler, Managing Director, LifeSci Advisors
O: (646) 970-4681
M: (917) 734-7387
E: ikoffler@lifesciadvisors.com

Media

Delphine Davan, Senior Director, Communications and Investor Relations, IMV Inc.
M: (514) 968 1046
E: ddavan@imv-inc.com

Madeline Joanis, Senior Account Executive, LifeSci Communications
M: (603) 479 5267
E: mjoanis@lifescicomms.com